UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y62132108

(CUSIP Number)

Naviera Ultranav Dos Limitada

Attention: Francisco Larrain

Av. El Bosque Norte 500 P. 20 7550092

Las Condes, Santiago, Chile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108

1.	NAME OF REPORTING PERSON Naviera Ultranav Dos Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,202,671[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,202,671[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,202,671[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1 Naviera Ultranav Dos Limitada is the holder of 100% of the shares of Ultranav International ApS and therefore it is the indirect beneficial owner of Common Shares (as defined below).

2 Calculated based on 76,115,830 outstanding shares of common stock of Navigator Holdings Ltd. as of February 6, 2023, as confirmed on February 07, 2023 by the American Stock Transfer & Trust Company, Navigator Holdings Ltd.’s transfer agent.

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CUSIP No. Y62132108

1.	NAME OF REPORTING PERSON Ultranav International ApS[3]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,202,671
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,202,671
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,202,671
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%[4]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3 Ultranav International ApS and Ultranav Denmark ApS merged on November 28, 2022 with Ultranav International ApS surviving. See Item 4 below.

4 Calculated based on 76,115,830 outstanding shares of common stock of Navigator Holdings Ltd. as of February 6, 2023, as confirmed on February 07, 2023 by the American Stock Transfer & Trust Company, Navigator Holdings Ltd.’s transfer agent.

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EXPLANATORY NOTE

This Amendment No. 2 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on August 16, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Naviera Ultranav Limitada, a limited liability company incorporated under the laws of Chile (“Ultranav”), (ii) Ultranav International ApS (formerly known as Ultranav International S.A.), a private limited company organized under the laws of Denmark (formerly, a corporation incorporated under the laws of the Republic of Panama) (“Seller A”) and (iii) Ultranav Denmark ApS, a private limited company organized under the laws of Denmark (“Seller B”, and together with Seller A, the “Sellers” and together with Ultranav, the “Original Reporting Persons”), as amended and supplemented by Amendment No. 1 filed on June 15, 2022 by the Original Reporting Persons and Naviera Ultranav Dos Limitada, a limited liability company incorporated under the laws of Chile (“Ultranav Dos”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a-c) This Schedule 13D is filed on behalf of (i) Ultranav Dos and (ii) Seller A (together, the “Reporting Persons”). The principal business of the Reporting Persons is providing maritime transportation services. The registered address of Ultranav Dos is at Av. El Bosque Norte 500, P. 20, 7550092 Las Condes, Santiago, Chile. The registered address of Seller A is Smakkedalen 6, 2820 Gentofte, Denmark.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons, which is incorporated herein by reference.

Ultranav Dos is the holder of 100% of the shares of Seller A.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2023, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(d) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ultranav Dos is organized under the laws of Chile. Seller A is organized under the laws of Denmark.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On November 28, 2022, Seller B and Seller A completed a merger (the "Merger"), whereby Seller B merged with and into Seller A, with Seller A surviving as a wholly owned subsidiary of Ultranav Dos. As a result of the Merger, all Common Shares previously directly held by Seller B became directly held by Seller A.

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Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Sellers (and Ultranav through the Sellers) acquired 21,202,671 Common Shares in order to consummate the sale of the Targets (as defined in the Share Purchase Agreement attached hereto as Exhibit 2) to Navigator. Seller A acquired 20,672,604 Common Shares and Seller B acquired 530,067 Common Shares. When Ultranav assigned 100% of the shares of the Sellers to Ultranav Dos effective November 30, 2021, Ultranav Dos acquired beneficial ownership of the 21,202,671 Common Shares through the Sellers. Effective November 28, 2022, upon the Merger of Seller B into Seller A, Seller A became the holder of Seller B’s Common Shares, resulting in Seller A holding 21,202,671 Common Shares. Ultranav Dos remains the beneficial owner of 21,202,671 Common Shares. Other than as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, and the right of Seller A to designate a total of two members of the board of directors of Navigator (provided that Seller A maintain certain shareholding thresholds) and with limited registration and informational rights (as described in Item 6 below), neither of the Reporting Persons has any plans or proposals which may relate to or would result in the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review their investment in Navigator, and may have had and may in the future have discussions with management, members of the board of directors and other shareholders of Navigator and may make suggestions and give advice to Navigator regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern Navigator’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in Navigator. In addition, the Reporting Persons may at any time acquire additional Common Shares (or other securities) of Navigator or dispose of any or all of their Common Shares, if any, in the open market or otherwise or engage in any hedging or similar transactions with respect to such Common Shares, depending upon its ongoing evaluation of their investment in such Common Shares, prevailing market conditions, other investment opportunities or other investment considerations.

ITEM 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Seller A is the direct beneficial owner of 21,202,671 Common Shares, representing approximately 27.9% of the Common Shares of Navigator. Ultranav Dos is the indirect beneficial owner of 21,202,671 Common Shares of Navigator (in its capacity as 100% owner of the shares of Seller A), representing approximately 27.9% of the Common Shares of Navigator. Other than as described in Item 4 above, neither of the Reporting Persons has effected any transactions in connection with the Common Shares of Navigator.

All percentages are calculated based on 76,115,830 outstanding Common Shares as of February 6, 2023, as confirmed on February 07, 2023 by the American Stock Transfer & Trust Company, Navigator Holdings Ltd.’s transfer agent.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the last paragraph:

On November 28, 2022, Seller B merged into Seller A, with Seller A surviving. As a result, all assets and liabilities of Seller B, including the Common Shares held by Seller B, became directly held by Seller A.

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ITEM 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
1	Joint Filing Agreement
2	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada. (incorporated by reference to Exhibit 4.1 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202))
3	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS (incorporated by reference to Exhibit 4.3 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202))
4	Public Deed, dated November 30, 2021 – English translation from Spanish

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023

NAVIERA ULTRANAV DOS LIMITADA

By:	/s/ Francisco Larrain
Name: Francisco Larrain
Title: Chief Financial Officer

Ultranav International ApS

By:	/s/ Per Lange
Name: Per Lange
Title: Managing Director

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Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 16, 2023

NAVIERA ULTRANAV DOS LIMITADA

By:	/s/ Francisco Larrain
Name: Francisco Larrain
Title: Chief Financial Officer

Ultranav International ApS

By:	/s/ Per Lange
Name: Per Lange
Title: Managing Director

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SCHEDULE A

Directors and Executive Officers of Naviera Ultranav Dos Limitada

Name	Business address	Principal occupation	Citizenship
Dag Karl Albert von Appen Burose	Av. El Bosque Norte 500 P. 19, 7550092 Las Condes, Santiago, Chile	Director, Chairman of the Board	Chilean
Guillermo Tagle	Av. Apoquindo 3721, P. 9, 7550092 Las Condes, Santiago, Chile	Director	Chilean
Enrique Reinaldo Ide Valenzuela	Av. Juan Xxiii 6699 7640080 Vitacura, Santiago, Chile	Director	Chilean
Jan Vermeij	Av. El Bosque Norte 500 P. 19, 7550092 Las Condes, Santiago, Chile	CEO and Director	Chilean
Francisco Larrain	Av. El Bosque Norte 500 P. 19, 7550092 Las Condes, Santiago, Chile	CFO	Chilean

Directors and Executive Officers of Ultranav International ApS

Name	Business address	Principal occupation	Citizenship
Dag Karl Albert von Appen Burose	Av. El Bosque Norte 500 P. 19, 7550092 Las Condes, Santiago, Chile	Director, Chairman of the Board	Chilean
Enrique Reinaldo Ide Valenzuela	Av. Juan Xxiii 6699 7640080 Vitacura, Santiago, Chile	Director	Chilean
Carsten Haagensen	Tuborg Havnepark 3, 5th floor left 2900 Hellerup, Denmark	Director	Danish
Per Albert Karl von Appen Burose	Calle Fray Bernardo 7590954 Las Condes, Santiago, Chile	Director	Chilean
Per Lange	Birkehaven 112 2980 Kokkedal, Denmark	Managing Director	Danish

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